Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FINANCIAL AND OPERATING RESULTS FOR THE FOURTH
QUARTER AND FISCAL YEAR ENDED MARCH 31, 2014
AND PROVIDES OUTLOOK FOR FISCAL 2015

VANCOUVER, British Columbia – May 22, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) today reported its financial and operating results for the fourth quarter and fiscal year ended March 31, 2014 (“Fiscal 2014”) and announced its outlook for the fiscal year ending March 31, 2015 (“Fiscal 2015”).

FOURTH QUARTER HIGHLIGHTS

  Silver production of 0.6 million ounces and gold production of 2,349 ounces;

  Lead production of 5.2 million pounds and zinc production of 0.9 million pounds;

  Sales of $16.1 million;

  Gross margin of 43%;

  Cash flow from operations of $3.1 million, or $0.02 per share;

  Adjusted net income of $1.1 million or $0.01 per share; and

  Cash cost per ounce of silver, net of by-product credits, of $2.82.

FISCAL YEAR 2014 HIGHLIGHTS

  Silver production of 3.9 million ounces and gold production of 11,124 ounces;

  Lead production of 37.2 million pounds and zinc production of 8.4 million pounds;

  Sales of $108.4 million;

  Gross margin of 45%;

  Cash flow from operations of $36.1 million, or $0.21 per share;

  Adjusted net income of $7.6 million or $0.04 per share; and

  Cash cost per ounce of silver, net of by-product credits, of $2.16.

FINANCIALS

1.	Q4 Fiscal 2014 vs. Q4 Fiscal 2013

For the quarter ended March 31, 2014 (“Q4 Fiscal 2014”), net loss attributable to equity holders of the Company was $4.5 million or $0.03 per share compared to net income of $6.4 million or $0.04 per share in the quarter ended March 31, 2013 (“Q4 Fiscal 2013”). Net loss in the current quarter includes a $3.3 million loss on the disposal of mineral rights and properties and a non-cash impairment charge of $2.3 million in relations to the Company’s investment in an associate. Excluding these items, adjusted net income for Q4 Fiscal 2014 was $1.1 million or $0.01 per share. There were no adjusting items in Q4 Fiscal 2013.

Compared to the same prior year quarter, the decrease in net income was mainly due to (i) lower metal production as silver, lead, zinc production was 38%, 47%, and 54% lower compared to Q4 Fiscal 2013 and (ii) a 31% decrease in the realized price for silver, from $23.49 in Q4 Fiscal 2013 to $16.13 in Q4 Fiscal 2014.

In Q4 Fiscal 2014, the Company realized sales of $16.1 million, down 51% compared to $33.1 million in Q4 Fiscal 2013.

Cost of sales in Q4 Fiscal 2014 was $9.2 million compared to $16.1 million in Q4 Fiscal 2013 and included cash costs of $7.8 million compared to $13.5 million in Q4 Fiscal 2013. The 43% decrease in cost of sales was due primarily to a 36% decrease in mine production.

The gross profit margin in Q4 Fiscal 2014 was 43%, compared to 52% in Q4 Fiscal 2013.

Cash flow from operations in Q4 Fiscal 2014 was $3.1 million or $0.02 per share, compared to $13.6 million, or $0.08 per share, in Q4 Fiscal 2013.

2.	Fiscal 2014 vs. Fiscal 2013

For the year ended March 31, 2014, net loss attributable to equity holders of the Company was $41.0 million, or $0.24 per share compared to net income of $27.2 million, or $0.16 per share in Fiscal 2013. Net loss in the current fiscal year includes non-cash impairment charges of $42.8 million, or $0.25 per share, net of tax, which reduced the carrying value of the BYP mine, as well as the XBG and Silvertip projects, both of which were sold during the fiscal year. Also, the Company recognized a non-cash impairment charge of $2.3 million in relations to its investment in an associate and a loss of $3.5 million primarily on the disposal of the XBG project.

Adjusted net income for Fiscal 2014 was $7.6 million, or $0.04 per share compared to $36.9 million, or $0.22 per share in Fiscal 2013. Adjusted net income or loss excludes non-recurring or unusual non-operational items, such as impairment of the Company’s mineral properties and investments in associate, and acts as a supplemental financial measure that provides a more complete assessment of the Company’s operations for the year.

In the current fiscal year, the Company’s financial results were mainly impacted by the following: (i) lower metal production as silver, lead and zinc production decreased 22%, 31%, and 32%, compared to the prior fiscal year and (ii) a significantly lower net realized silver price of $16.74 per ounce in this fiscal year, which is $6.97 or 29% lower compared to $23.71 per ounce in the prior fiscal year.

In Fiscal 2014, the Company realized sales of $108.4 million compared to $181.6 million in Fiscal 2013.

Cost of sales in Fiscal 2014 was $60.0 million compared to $73.1 million in Fiscal 2013 and included cash costs of $47.9 million compared to $59.9 million in Fiscal 2013. The decrease in cost of sales is mainly due to a 21% decrease in ore production in the current year.

In Fiscal 2014, the gross profit margin was 45% compared to 60% in Fiscal 2013.

Cash flow from operations in Fiscal 2014 was $36.1 million or $0.21 per share, compared to $85.2 million, or $0.50 per share, in Fiscal 2013. The Company ended the fiscal year with $73.5 million in cash, cash equivalents and short-term investments.

OPERATIONS

The consolidated operational results for the past five quarters and full Fiscal 2014 and Fiscal 2013 are summarized in the table below:

Consolidated Operational Results	Quarterly					Annual
	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Fiscal 2014	Fiscal 2013
	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13	31-Mar-13	31-Mar-14	31-Mar-13
Ore Mined (tonne)
Direct Smelting Ore (tonne)	393	715	503	963	1,309	2,574	8,336
Stockpiled Ore (tonne)	110,455	168,825	170,253	261,369	171,348	710,902	896,912
	110,848	169,540	170,756	262,332	172,657	713,476	905,248
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	393	715	503	963	1,309	2,574	8,336
Ore Milled (tonne)	109,554	172,110	176,863	272,114	198,356	730,641	943,929
	109,947	172,825	177,366	273,077	199,665	733,215	952,265
Metal Sales
Silver (in thousands of ounces)	582	885	1,021	1,374	944	3,862	4,973
Gold (in thousands of ounces)	2.3	2.0	3.0	3.8	2.3	11.1	12.5
Lead (in thousands of pounds)	5,165	9,000	9,519	13,468	9,827	37,152	53,898
Zinc (in thousands of pounds)	883	1,672	2,199	3,692	1,903	8,446	12,377
Head Grade of Run of Mine Ore
Silver (gram/tonne)	216	202	217	200	205	207	220
Gold (gram/tonne) - BYP mine	3.5	2.7	2.8	2.8	3.0	3.4	3.1
Lead (%)	2.7	2.9	2.9	2.7	2.9	2.8	3.29
Zinc (%)	0.6	0.7	1.0	0.8	0.7	0.8	1.01
Recovery Rate of Run of Mine Ore
Silver (%)	92.9	93.1	92.7	92.3	93.5	92.7	92.8
Gold (%) - BYP mine	93.7	92.7	93.0	92.5	92.0	92.8	92.4
Lead (%)	95.3	95.7	94.8	94.6	94.5	95.0	94.5
Zinc (%)	62.4	64.2	68.5	68.4	60.3	66.9	66.8
Cash Mining Cost ($ per tonne)	44.02	47.20	43.46	51.19	57.71	47.33	52.05
Total Mining Costs($ per tonne)	55.74	59.95	56.56	63.55	70.96	59.25	65.85
Cash Milling Cost ($ per tonne)	14.96	15.74	14.98	12.17	15.50	14.13	13.56
Total Milling Cost ($ per tonne)	19.28	18.22	17.28	13.67	17.86	16.49	15.36
Cash Cost per Ounce of Silver ($)	2.82	2.00	0.49	3.23	3.65	2.16	0.48
Total Production Cost per Ounce of Silver ($)	5.86	4.39	3.41	5.33	5.82	4.68	2.45
BYP Cash Cost per Ounce of Gold ($)	531	502	486	448	493	488	455
BYP Production Cost per Ounce of Gold ($)	736	959	853	914	870	798	882

1.	Q4 Fiscal 2014 vs. Q4 Fiscal 2013

In Q4 Fiscal 2014, on a consolidated basis, the Company produced 0.6 million ounces of silver, 2,349 ounces of gold, 5.2 million pounds of lead, and 0.9 million pounds of zinc compared to 0.9 million ounces of silver, 2,333 ounces of gold, 9.8 million pounds of lead, and 1.9 million pounds of zinc in Q4 Fiscal 2013.

Ying Mining District, Henan Province, China

In Q4 Fiscal 2014, the Company mined 90,057 tonnes of ore at the Ying Mining District compared to 153,323 tonnes in Q4 Fiscal 2013. During the quarter, metal production totalled 0.6 million ounces of silver, 461 ounces of gold, 5.2 million pounds of lead and 0.9 million pounds of zinc, compared to 0.9 million ounces of silver, 800 ounces of gold, 9.5 million pounds of lead, and 1.6 million pounds of zinc in Q4 Fiscal 2013. The lower mine production was related to operational difficulties experienced in January and February, which were disclosed in the Company’s press release of February 13, 2014. In addition, heavy snow storms in central China in early February 2014, which delayed the miners at the Ying Mining District returning to work after Chinese New Year holiday for about two weeks, also impacted the mine production.

Head grades were 216 grams per tonne (“g/t”) for silver, 2.7% for lead and 0.6% for zinc, compared to 205 g/t for silver, 2.9% for lead and 0.7% for zinc in the same quarter last year, benefiting from enhanced dilution control monitoring and improved operations in March 2014.

In Q4 Fiscal 2014, total and cash mining costs per tonne were $60.85 and $49.04, respectively, compared to $72.56 and $61.67 in Q4 Fiscal 2013, respectively. The decrease of cash mining costs was due to cost control measures enacted in recent quarters, including (i) using less in-stope infill diamond drilling and (ii) using more low cost shrinkage mining method compared to the higher cost re-suing mining method in the same prior year period.

In Q4 Fiscal 2014, a total of 91,272 tonnes of ore was milled compared to 158,145 tonnes in Q4 Fiscal 2013. The cash milling cost per tonne was $15.08 in Q4 Fiscal 2014 compared to $16.05 in Q4 Fiscal 2013.

Total and cash costs per ounce of silver in Q4 Fiscal 2014 for the Ying Mining District were $5.86 and $2.82 respectively, compared to $5.82 and $3.65, in Q4 Fiscal 2013, respectively.

BYP Mine, Hunan Province, China

In Q4 Fiscal 2014, the Company mined 20,791 tonnes of ore at the BYP mine with a gold head grade of 3.5 g/t compared to 19,334 tonnes with a gold head grade of 3.0 g/t in Q4 Fiscal 2013. During the quarter, 1,888 ounces of gold were produced and sold at a cash cost per ounce of gold of $531 compared to 1,509 ounces of gold were produced and sold at a cash cost per ounce of gold of $493 in the same period last year. In Q4 Fiscal 2014, total and cash mining costs per tonne were $33.62 and $22.29, respectively, compared to $58.33 and $26.35 in Q4 Fiscal 2013, respectively.

2.	Fiscal 2014 vs. Fiscal 2013

In Fiscal 2014, on a consolidated basis, the Company produced 3.9 million ounces of silver, 11,124 ounces of gold, 37.2 million pounds of lead and 8.4 million pounds of zinc, compared to 5.0 million ounces of silver, 12,457 ounces of gold, 53.9 million pounds of lead and 12.4 million pounds of zinc in Fiscal 2013.

Ying Mining District, Henan Province, China

In Fiscal 2014, the total ore mined at the Ying Mining District was 625,266 tonnes compared to 776,846 tonnes in Fiscal 2013.

Head grades at the Ying Mining District were 207 g/t for silver, 2.8% for lead, 0.8% for zinc in Fiscal 2014 compared to 220 g/t for silver, 3.3% for lead, and 1.0% for zinc in Fiscal 2013.

In Fiscal 2014, the Ying Mining District produced 3.9 million ounces of silver, 3,527 ounces of gold, 36.6 million pounds of lead, and 7.6 million pounds of zinc compared to 4.9 million ounces of silver, 4,153 ounces of gold, 52.2 million pounds of lead, and 11.2 million pounds of zinc in Fiscal 2013.

In Fiscal 2014, total and cash mining costs per tonne were $61.33 and $50.73, respectively, compared to $66.62 and $55.94, respectively, in Fiscal 2013. The overall decrease in cash mining costs per tonne was due to less in-stope infill drilling and more low cost shrinkage mining method used.

In Fiscal 2014, total ore milled was 634,493 tonnes, a decrease of 18% compared to 774,534 tonnes in Fiscal 2013. Cash milling costs were $14.14 compared to $13.56 in Fiscal 2013. The increase is mainly due to the allocation of the fixed costs to a reduced tonnage of ore milled, compared to the prior year.

Including by-product credits, in Fiscal 2014, total cost and cash cost per ounce of silver were $4.68 and $2.16, respectively, compared to $2.45 and $0.48, respectively, in Fiscal 2013. The main reason for the higher cash cost per ounce of silver was the decline in the relative value of by-product credits per tonne of ore mined.

As previously discussed in our news release on September 12, 2013, the Company reviewed its operations at the Ying Mining District and found that dilutive practice of mining contractors was contributing to the head grade decline. As a result of this finding, one contractor was dismissed and the Company took remedial action by modifying the method of calculating the amount of ore mined for compensating the miners. The change in compensation method caused uncertainty to the contractors and resulted in miner shortages which significantly impacted production during the year as the Company took decisive action to curb the dilutive mining practices. In addition, the change in mining strategy in the prior year favoring more shrinkage mining stopes, yielded mixed results as dilution control was found to be inadequate in certain mines and negatively impacted head grades. These efforts have made the second half of Fiscal 2014 the most challenging operating period in the Company’s history, however, benefits are now being recognised in terms of improved head grades, lower production costs, reduced employee counts, and overhead reduction over the last two and a half months.

BYP Mine, Hunan Province, China

In Fiscal 2014, the total ore mined was 88,210 tonnes compared to 109,093 tonnes in Fiscal 2013. The Company produced and sold 7,416 ounces of gold in Fiscal 2014 compared to 8,068 ounces of gold in Fiscal 2013. The cash cost per ounce of gold was $488 in Fiscal 2014 compared to $455 in Fiscal 2013. Gold head grade for Fiscal 2014 was 3.4 g/t compared to 3.1 g/t in Fiscal 2013.

DEVELOPMENT AND EXPLORATION

1.	Ying Mining District, Henan Province, China

During the year, the Company completed approximately 63,000 metres (“m”) of horizontal tunnels, raises and declines.

At the end of Fiscal 2014, the ramp at SGX mine reached its optimized depth of 260m elevation. The connection from the ramp to the 350m, 300m and 260m elevations were also completed. In addition, the ramp at LM Mine West reached 710m elevation. This ramp will be developed to 650m elevation and will be used for mining between 650m and 800m elevations.

To preserve cash during the current lower commodity price environment, the Company suspended the construction of office buildings and dormitories at SGX, HPG and LM West mines, and a transformer substation at LM West to better allocate resources during the current market.

Total exploration and development expenditures for the Ying Mining District were $30.4 million compared to $33.3 million in Fiscal 2013.

2.	GC Mine, Guangdong Province, China

The required surface environmental protection facilities together with water and soil conservation engineering work have been completed and have undergone test operations. During the year, all the work required for the issuance of the final Safety Production Permit has been completed with the final inspection expected at the end of June 2014. The Company has received a temporary Safety Production Permit in the meantime which allows for trial mining and stope preparation work. The Company will continue to conduct trial mining, mill processing and additional stope preparation work until the final Safety Production Permit is received.

As the Company has completed the mine development phase and ramps up its trial mine production, and as part of the Company’s focus on cost control and efficiency, the Company has replaced the previous mining contractor with a new one in March 2014 at lower unit costs for mining and development. A new mine management team was also put in place at the time. Since then, mining at the GC mine has commenced and production rates have gradually increased.

Through the test milling of stope ore from mine production, the mill has been improved to enhance the recovery for silver, lead and zinc to the level of metallurgic studies, but the recovery rate for tin is still not satisfactory and action is being taken to address this issue.

The tailing dewatering facility for dry stacking has also been improved with modifications to equipment achieving desired results. The construction of the tailing dry stacking dam and reservoir facility has been completed and has passed government inspection.

During Fiscal 2014, approximately 12,500m of tunnels, including 2,000m of development tunnels, 6,500m of exploration tunnels and 4,000m of mining preparation tunnels, were completed.

In Fiscal 2014, $15.9 million (Fiscal 2013 - $15.8 million) of exploration and development expenditures were incurred at the GC mine.

3.	BYP Mine, Hunan Province, China

In Fiscal 2014, the construction of the head frame was mostly completed, with the installation of the hoist system still in progress. Once complete, the newly completed 265m shaft will facilitate mining of the #3 gold mineralization body, and depending on commodity prices, the #5 zinc and lead ore body. In addition, the construction of a 1,500 t/d tailings-backfill facility is complete and operational. Exploration and development expenditures at the BYP mine were $1.5 million in the current fiscal year compared to $5.7 million in the prior year.

OUTLOOK

Production Guidance – Fiscal 2015 Silver Production to Increase by 22% to 4.7 million ounces in comparison to Fiscal 2014 actual production

In Fiscal 2014, the Company enacted a series of improvements covering all aspects of operations, including mine planning and strategy, contractor compensation contracts, dilution control, and a performance-based (linked to tonnage and grade) compensation package for mine management. Following the end of the Chinese New Year holiday in February, benefits of the improvements began to be recognised. Production in March and April were generally in line with management’s production expectations for Fiscal 2015.

In Fiscal 2015, the Company expects to continue to operate in a lower commodity price environment, but expects to benefit from the operational adjustments implemented during Fiscal 2014. The Company expects to produce approximately 1 million tonnes of ore, yielding 4.7 million ounces of silver, 11,700 ounces of gold, and 76.7 million pounds of lead and zinc, in Fiscal 2015.

PROJECT	Ying Mining District	GC Mine	BYP Mine	XHP Mine	Grand Total
Ore processed (tonnes)	650,000	245,000	120,000	37,000	1,052,000
Head Grades
Silver (gram per tonne)	215	127	-	30
Gold (gram per tonne)	0.20	-	2.60	-
Lead (%)	3.5	1.3	-	3.0
Zinc (%)	0.9	2.7	-	3.0
Metal Production
Silver (‘000 ounces)	4,080	600	-	21	4,701
Gold (‘000 ounces)	2.8	-	8.9	-	11.7
Lead (million pounds)	46.3	5.9	-	2.0	54.2
Zinc (million pounds)	8.2	12.6	-	1.7	22.5

At the Ying Mining District, production is expected to be 650,000 tonnes of ore with grades of 215 g/t silver, 0.2 g/t gold, 3.5% lead and 0.9% zinc, with expected metal production of 4.1 million ounces of silver, 2,800 ounces of gold, and 54.5 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $66 and $82 per tonne of ore, respectively. Silver production from the Ying Mining District will be 6% higher compared with Fiscal 2014 production.

The GC mine, in Guangdong Province, commenced trial mining in March 2014. Production is expected to gradually ramp up to 800 tonnes per day in the second quarter of Fiscal 2015. In Fiscal 2015, the Company expects to produce 245,000 tonnes of ore with grades of 127 g/t silver, 1.3% lead and 2.7% zinc, with expected metal production of 0.6 million ounces of silver, and 18.5 million pounds of lead and zinc. The cash and total production costs are expected to be approximately $45 and $70 per tonne of ore, respectively.

The BYP mine in Hunan Province is expected to produce 120,000 tonnes of ore, yielding approximately 8,900 ounces of gold. The cash and production costs are expected to be approximately $35 and $55 per tonne of ore, respectively.

Capital Expenditure Budget

PROJECT		Ying Mining District		GC Mine		BYP Mine		XHP Mine		Grand Total
		Quantity	Cost	Quantity	Cost	Quantity	Cost	Quantity	Cost	Quantity	Cost
		(m)	($mm)	(m)	($mm)	(m)	($mm)	(m)	($mm)	(m)	($mm)
Mine Development	Shafts and Ramps	4,000	5.0	-	1.5	50	0.1	-	-	4,050	6.6
	Horizontal Tunnels, Raises & Declines	33,100	13.9	9,150	4.4	2,350	1.0	300	0.1	44,900	19.4
	Sub total	37,100	18.9	9,150	5.9	2,400	1.1	300	0.1	48,950	26.0
Exploration	Surface drilling	6,300	0.5	-	-	7,500	0.4	-	-	13,800	0.9
	Underground drilling	39,600	1.4	19,700	0.8	2,100	0.1	800	0.1	62,200	2.4
	Sub total	45,900	1.9	19,700	0.8	9,600	0.5	800	0.1	76,000	3.3
Land-usage rights, buildings and equipment			3.7		2.4		0.1		0.2		6.4
GC prior year's construction balance			-		3.9		-		-		3.9
Total Capital Expenditure Budget			24.5		13.0		1.7		0.4		39.6

Total capital expenditures for Fiscal 2015 are estimated to be $39.6 million. Capital investment is budgeted at $16.9 million, including mine development of shafts and ramps of $6.6 million, land, buildings and equipment of $6.4 million; and $3.9 million in payments for the GC mine’s construction completed last year. Sustaining capital totaling $19.4 million includes development of tunnels, raises and declines. The budget estimate is based on contracts in hand, designs by qualified engineering firms, and the Company’s prior experiences.

At the Ying Mining District, the capital expenditure budget is $24.5 million and includes $5.0 million to complete the construction of two ramps at LM and SGX and several vertical shafts at Ying, to provide access to the respective mines at depth. Also, $13.9 million is budgeted for the construction of 33,100m of horizontal tunnels, declines and raises for mining, development and $1.9 million is budgeted for a 45,900m surface and underground drilling program. The surface facilities budget of $3.7 million includes the completion of the construction of dormitory and office buildings.

At the GC mine, the capital expenditures for Fiscal 2015 are expected to be $13.0 million, which include $3.9 million for payments related to construction completed in the prior years, $1.5 million for shaft installation, $4.4 million for the development of 9,150m of horizontal tunnels and raises, $0.8 million for exploration to support a 19,700m surface and underground drilling program, and $2.4 million for obtaining land use rights, building construction and equipment procurement.

In addition, the Company budgets $1.7 million and $0.4 million in capital expenditures for BYP mine and XHP mine, respectively.

CHANGES IN SENIOR MANAGEMENT

Mr. Shaoyang Shen, who has been based in China for the last seven years, has resigned from his position as Chief Operations Officer, in order to spend more time with his family in Canada. The Company has accepted Mr. Shen’s resignation, thanks him for his contributions, and wishes him continued success. Mr. Shen’s responsibilities will be allocated between the General Managers of each of the respective mines.

Myles Gao, P.Geo., President & CEO, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company's vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2013 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	March 31, 2014	March 31, 2013
ASSETS
Current Assets
Cash and cash equivalents	$60,614	$72,283
Short-term investments	12,864	45,623
Trade and other receivables	4,004	1,442
Inventories	5,362	7,522
Due from related parties	68	123
Prepaids and deposits	6,165	5,118
	89,077	132,111
Non-current Assets
Long-term prepaids and deposits	4,000	1,877
Investment in an associate	3,715	6,523
Other investments	2,393	15,516
Plant and equipment	101,876	103,517
Mineral rights and properties	266,258	316,678
TOTAL ASSETS	$467,319	$576,222

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$23,802	$29,285
Deposits received	7,031	11,497
Dividends payable	773	4,204
Income tax payable	515	1,349
Due to related parties	281	1,207
	32,402	47,542
Non-current Liabilities
Deferred income tax liabilities	16,536	24,603
Environmental rehabilitation	5,819	5,974
Total Liabilities	54,757	78,119

Equity
Share capital	233,513	233,082
Share option reserve	10,492	8,314
Reserves	25,409	24,717
Accumulated other comprehensive loss	(20,141)	(1,495)
Retained earnings	100,993	155,817
Total equity attributable to the equity holders of the Company	350,266	420,435

Non-controlling interests	62,296	77,668
Total Equity	412,562	498,103

TOTAL LIABILITIES AND EQUITY	$467,319	$576,222

SILVERCORP METALS INC.
Consolidated Statements of Income
(Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended March 31,		Years Ended March 31,
	2014	2013	2014	2013
	(Unaudited)	(Unaudited)
Sales	$16,135	$33,147	$108,400	$181,622
Cost of sales	9,190	16,060	59,996	73,089
Gross profit	6,945	17,087	48,404	108,533

General and administrative	3,531	6,252	24,424	25,734
General exploration and property investigation	285	711	2,751	3,909
Other taxes	322	483	1,897	2,985
Foreign exchange gain	(421)	(1,050)	(3,171)	(1,382)
Loss on disposal of plant and equipment	10	64	154	149
Loss (gain) on disposal of mineral rights and properties	4,295	(644)	4,476	(644)
Share of loss (gain) in associate	(66)	(34)	87	197
Impairment on associate	2,304	-	2,304	9,640
Impairment of mineral rights and properties	-	-	66,573	-
Loss (gain) on investments	(19)	980	589	1,651
Other income	(20)	(153)	(137)	(535)
Income (loss) from operations	(3,276)	10,478	(51,543)	66,829

Finance income	232	1,666	3,185	4,507
Finance costs	(33)	(23)	(132)	(92)
Income (loss) before income taxes	(3,077)	12,121	(48,490)	71,244

Income tax expense (recovery)	1,600	3,730	(134)	29,201
Net income (loss)	$(4,677)	$8,391	$(48,356)	$42,043

Attributable to:
Equity holders of the Company	$(4,541)	$6,361	$(41,017)	$27,211
Non-controlling interests	(136)	2,030	(7,339)	14,832
	$(4,677)	$8,391	$(48,356)	$42,043

Earnings (loss) per share attributable to the equity holders of the Company
Basic earnings (loss) per share	$(0.03)	$0.04	$(0.24)	$0.16
Diluted earnings (loss) per share	$(0.03)	$0.04	$(0.24)	$0.16
Weighted Average Number of Shares Outstanding - Basic	170,881,836	170,772,725	170,830,620	170,733,504
Weighted Average Number of Shares Outstanding - Diluted	170,881,836	170,990,015	170,830,620	171,059,482

SILVERCORP METALS INC.
Consolidated Statements of Cash Flow
(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,		Years Ended March 31,
	2014	2013	2014	2013
Cash provided by	(Unaudited)	(Unaudited)
Operating activities
Net (loss) income	$(4,677)	$8,391	$(48,356)	$42,043
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	33	23	132	92
Depreciation, amortization and depletion	2,118	2,935	13,536	14,588
Share of loss (gain) in associate	(66)	(34)	87	197
Impairment on associate	2,304	-	2,304	9,640
Impairment of mineral rights and properties	-	-	66,573	-
Write down of inventories	-	-	-	348
Income tax expense (recovery)	1,600	3,730	(134)	29,201
Loss (gain) on investments	(19)	980	589	1,651
Loss on disposal of plant and equipment	10	64	154	149
Loss (gain) on disposal of mineral rights and properties	4,295	(644)	4,476	(644)
Share-based compensation	444	739	2,322	2,893
Income tax paid	(1,110)	(5,914)	(6,571)	(28,237)
Changes in non-cash operating working capital	(1,823)	3,310	1,006	13,258
Net cash provided by operating activities	3,109	13,580	36,118	85,179

Investing activities
Mineral rights and properties
Capital expenditures	(14,270)	(14,202)	(56,797)	(56,057)
Proceeds on disposals	-	1,750	13,349	1,750
Plant and equipment
Additions	(5,339)	(10,418)	(18,370)	(35,141)
Proceeds on disposals	-	80	1,418	80
Other investments
Acquisition	-	-	-	(595)
Net redemptions (purchases) of short-term investments	4,856	15,055	31,750	(1,184)
Proceeds on sale of a subsidiary (net of cash disposed, $4)	-	-	8,160	-
Net cash used in investing activities	(14,753)	(7,735)	(20,490)	(91,147)

Financing activities
Related parties
Payments made	-	-	(1,207)	-
Repayments received	-	1,207	-	1,207
Non-controlling interests
Distribution	(1,353)	(636)	(6,521)	(15,248)
Cash dividends distributed	(3,893)	(4,291)	(16,331)	(17,111)
Proceeds from issuance of common shares	7	34	287	273
Net cash used in financing activities	(5,239)	(3,686)	(23,772)	(30,879)

Effect of exchange rate changes on cash and cash equivalents	(2,063)	(712)	(3,525)	(830)

Increase (decrease) in cash and cash equivalents	(18,946)	1,447	(11,669)	(37,677)
Cash and cash equivalents, beginning of the period	79,560	70,836	72,283	109,960
Cash and cash equivalents, end of the period	$60,614	$72,283	$60,614	$72,283

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended March 31, 2014
	Ying Mining District[1]	X Mines[2]	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	393	-	-	393
Stockpiled Ore (tonne)	89,664	-	20,791	110,455
	90,057	-	20,791	110,848

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	393	-	-	393
Ore Milled (tonne)	90,879	-	18,675	109,554
	91,272	-	18,675	109,947

Mining cost per tonne of ore mined ($)	60.85	-	33.62	55.74
Cash mining cost per tonne of ore mined ($)	49.04	-	22.29	44.02
Non cash mining cost per tonne of ore mined ($)	11.81	-	11.33	11.72

Unit shipping costs($)	6.99	-	-	5.68

Milling cost per tonne of ore milled ($)	19.93	-	16.15	19.28
Cash milling cost per tonne of ore milled ($)	15.08	-	14.40	14.96
Non cash milling cost per tonne of ore milled ($)	4.85	-	1.75	4.32

Average Production Cost
Silver ($ per ounce)	9.35	-	-	9.63
Gold ($ per ounce)	534	-	736	595
Lead ($ per pound)	0.44	-	-	0.45
Zinc ($ per pound)	0.32	-	-	0.33

Total production cost per ounce of Silver ($)	5.86	-		5.86
Total cash cost per ounce of Silver ($)	2.82	-		2.82

Total production cost per ounce of Gold ($)			736	736
Total cash cost per ounce of Gold ($)			531	531

Total Recovery of the Run of Mine Ore
Silver (%)	92.9	-		92.9
Gold (%)			93.7	93.7
Lead (%)	95.3	-		95.3
Zinc (%)	62.4	-		62.4

Head Grades of Run of Mine Ore
Silver (gram/tonne)	216	-		216
Gold (gram/tonne)			3.5	3.5
Lead (%)	2.7	-		2.7
Zinc (%)	0.6	-		0.6

Sales Data
Metal Sales
Silver (in thousands of ounces)	582	-	-	582
Gold (in thousands of ounces)	0.4	-	1.9	2.3
Lead (in thousands of pounds)	5,165	-	-	5,165
Zinc (in thousands of pounds)	883	-	-	883

Metal Sales
Silver (in thousands of $)	9,389	-	-	9,389
Gold (in thousands of $)	425	-	1,918	2,343
Lead (in thousands of $)	3,921	-	-	3,921
Zinc (in thousands of $)	482	-	-	482
	14,217	-	1,918	16,135
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.13	-	-	16.13
Gold ($ per ounce)	921	-	1,016	997
Lead ($ per pound)	0.76	-	-	0.76
Zinc ($ per pound)	0.55	-	-	0.55

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XHP project.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended March 31, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	1,309	-		-	1,309
Stockpiled Ore (tonne)	152,014	-	*	19,334	171,348
	153,323	-		19,334	172,657

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	1,309	-		-	1,309
Ore Milled (tonne)	156,836	15,292	*	26,228	198,356
	158,145	15,292		26,228	199,665

Mining cost per tonne of ore mined ($)	72.56	-		58.33	70.96
Cash mining cost per tonne of ore mined ($)	61.67	-		26.35	57.71
Non cash mining cost per tonne of ore mined ($)	10.89	-		31.98	13.25

Unit shipping costs($)	3.90	-		-	3.47

Milling cost per tonne of ore milled ($)	18.61	-		13.28	17.86
Cash milling cost per tonne of ore milled ($)	16.05	-		12.17	15.50
Non cash milling cost per tonne of ore milled ($)	2.56	-		1.11	2.36

Average Production Cost
Silver ($ per ounce)	11.10	-		-	11.63
Gold ($ per ounce)	544	-		871	600
Lead ($ per pound)	0.36	-		-	0.38
Zinc ($ per pound)	0.34	-		-	0.36

Total production cost per ounce of Silver ($)	5.82	-			5.82
Total cash cost per ounce of Silver ($)	3.65	-			3.65

Total production cost per ounce of Gold ($)				870	870
Total cash cost per ounce of Gold ($)				493	493

Total Recovery of the Run of Mine Ore
Silver (%)	93.5	-			93.5
Gold (%)				92.0	92.0
Lead (%)	94.5	-			94.5
Zinc ( %)	60.3	-			60.3

Head Grades of Run of Mine Ore
Silver (gram/tonne)	205	-			205
Gold (gram/tonne)				3.0	3.0
Lead (%)	2.9	-			2.9
Zinc (%)	0.7	-			0.7

Sales Data
Metal Sales
Silver (in thousands of ounces)	933	11	*	-	944
Gold (in thousands of ounces)	0.8	-	*	1.5	2.3
Lead (in thousands of pounds)	9,462	365	*	-	9,827
Zinc (in thousands of pounds)	1,554	349	*	-	1,903

Metal Sales
Silver (in thousands of $)	21,883	-		-	21,883
Gold (in thousands of $)	921	-		1,938	2,859
Lead (in thousands of $)	7,277	-		-	7,277
Zinc (in thousands of $)	1,128	-		-	1,128
	31,209	-		1,938	33,147
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.49	-		-	23.49
Gold ($ per ounce)	1,151	-		1,285	1,226
Lead ($ per pound)	0.77	-		-	0.77
Zinc ($ per pound)	0.73	-		-	0.73

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Year ended March 31, 2014
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	2,574	-		-	2,574
Stockpiled Ore (tonne)	622,692	-		88,210	710,902
	625,266	-		88,210	713,476

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	2,574	-		-	2,574
Ore Milled (tonne)	631,919	10,425	*	88,297	730,641
	634,493	10,425		88,297	733,215

Mining cost per tonne of ore mined ($)	61.33	-		44.48	59.25
Cash mining cost per tonne of ore mined ($)	50.73	-		23.20	47.33
Non cash mining cost per tonne of ore mined ($)	10.60	-		21.28	11.92

Unit shipping costs($)	4.72	-		-	4.13

Milling cost per tonne of ore milled ($)	16.63	-		15.51	16.49
Cash milling cost per tonne of ore milled ($)	14.14	-		14.12	14.13
Non cash milling cost per tonne of ore milled ($)	2.49	-		1.39	2.36

Average Production Cost
Silver ($ per ounce)	9.00	-		-	9.27
Gold ($ per ounce)	508	-		803	569
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.33	-		0.41	0.34

Total production cost per ounce of Silver ($)	4.68	-			4.68
Total cash cost per ounce of Silver ($)	2.16	-			2.16

Total production cost per ounce of Gold ($)				798	798
Total cash cost per ounce of Gold ($)				488	488

Total Recovery of the Run of Mine Ore
Silver (%)	92.7	-			92.7
Gold (%)				92.8	92.8
Lead (%)	95.0	-			95.0
Zinc (%)	66.9	-			66.9

Head Grades of Run of Mine Ore
Silver (gram/tonne)	207	-			207
Gold (gram/tonne)				3.4	3.4
Lead (%)	2.8	-			2.8
Zinc (%)	0.8	-			0.8

Sales Data
Metal Sales
Silver (in thousands of ounces)	3,850	12	*	-	3,862
Gold (in thousands of ounces)	3.5	0.2	*	7.4	11.1
Lead (in thousands of pounds)	36,562	590	*	-	37,152
Zinc (in thousands of pounds)	7,580	584	*	282	8,446

Metal Sales
Silver (in thousands of $)	64,453	-		-	64,453
Gold (in thousands of $)	3,334	-		7,909	11,243
Lead (in thousands of $)	27,927	-		-	27,927
Zinc (in thousands of $)	4,623	-		154	4,777
	100,337	-		8,063	108,400
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	16.74	-		-	16.74
Gold ($ per ounce)	945	-		1,066	1,027
Lead ($ per pound)	0.76	-		-	0.76
Zinc ($ per pound)	0.61	-		0.55	0.61

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XHP project.
* Represents development tunnelling ore at the X mines.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

		Year ended March 31, 2013
	Ying Mining District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	8,336	-		-	8,336
Stockpiled Ore (tonne)	768,510	19,309	*	109,093	896,912
	776,846	19,309		109,093	905,248

Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	8,336	-		-	8,336
Ore Milled (tonne)	766,198	73,641	*	104,090	943,929
	774,534	73,641		104,090	952,265

Mining cost per tonne of ore mined ($)	66.62	-		60.33	65.85
Cash mining cost per tonne of ore mined ($)	55.94	-		24.30	52.05
Non cash mining cost per tonne of ore mined ($)	10.68	-		36.02	13.80

Unit shipping costs($)	3.76	-		-	3.30

Milling cost per tonne of ore milled ($)	15.45	-		14.64	15.36
Cash milling cost per tonne of ore milled ($)	13.56	-		13.54	13.56
Non cash milling cost per tonne of ore milled ($)	1.89	-		1.10	1.80

Average Production Cost
Silver ($ per ounce)	9.13	-		-	9.54
Gold ($ per ounce)	447	-		888	508
Lead ($ per pound)	0.31	-		-	0.32
Zinc ($ per pound)	0.25	-		0.38	0.26

Total production cost per ounce of Silver ($)	2.45	-			2.45
Total cash cost per ounce of Silver ($)	0.48	-			0.48

Total production cost per ounce of Gold ($)				882	882
Total cash cost per ounce of Gold ($)				455	455

Total Recovery of the Run of Mine Ore
Silver (%)	92.8	-			92.8
Gold (%)				92.4	92.4
Lead (%)	94.5	-			94.5
Zinc ( %)	66.8	-			66.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	220	-			220
Gold (gram/tonne)				3.1	3.1
Lead (%)	3.3	-			3.3
Zinc (%)	1.0	-			1.0

Sales Data
Metal Sales
Silver (in thousands of ounces)	4,941	32	*	-	4,973
Gold (in thousands of ounces)	4.2	0.2	*	8.1	12.5
Lead (in thousands of pounds)	52,220	1,678	*	-	53,898
Zinc (in thousands of pounds)	11,171	923	*	283	12,377

Metal Sales
Silver (in thousands of $)	117,124	-		-	117,124
Gold (in thousands of $)	4,815	-		10,605	15,420
Lead (in thousands of $)	41,689	-		-	41,689
Zinc (in thousands of $)	7,231	-		158	7,389
	170,859	-		10,763	181,622
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	23.71	-		-	23.71
Gold ($ per ounce)	1,160	-		1,314	1,238
Lead ($ per pound)	0.80	-		-	0.80
Zinc ($ per pound)	0.65	-		0.56	0.65

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
* Represents development tunnelling ore at the X mines.